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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended March 31
($ millions)	2017	2016

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 818	5 644

Other income (loss) (note 6)	25	(67)

	7 843	5 577

Expenses

Purchases of crude oil and products	2 478	2 069

Operating, selling and general	2 306	2 349

Transportation	286	289

Depreciation, depletion, amortization and impairment	1 422	1 472

Exploration	52	41

Gain on disposal of assets (notes 14 and 15)	(548)	(1)

Financing expenses (income) (note 8)	36	(718)

	6 032	5 501

Earnings before Income Taxes	1 811	76

Income Taxes (note 9)

Current	471	(116)

Deferred	(12)	(65)

	459	(181)

Net Earnings	1 352	257

Net Earnings Attributable to:

Common shareholders	1 352	246

Non-controlling interest (note 4)	—	11

	1 352	257

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(28)	(262)

Items that will not be reclassified to earnings

Actuarial gain on employee retirement benefit plans, net of income taxes	29	—

Other Comprehensive Income (Loss)	1	(262)

Total Comprehensive Income (Loss)	1 353	(5)

Per Common Share (dollars) (note 10)

Net earnings – basic and diluted	0.81	0.17

Net earnings – attributable to common shareholders – basic and diluted	0.81	0.16

Cash dividends	0.32	0.29

See accompanying notes to the interim consolidated financial statements.
40 SUNCOR ENERGY INC. 2017 FIRST QUARTER

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2017	December 31 2016

Assets

Current assets

Cash and cash equivalents	3 577	3 016

Accounts receivable	3 274	3 182

Inventories	3 427	3 240

Income taxes receivable	169	376

Assets held for sale (notes 14 and 15)	—	1 205

Total current assets	10 447	11 019

Property, plant and equipment, net	71 500	71 259

Exploration and evaluation	2 043	2 038

Other assets	1 217	1 248

Goodwill and other intangible assets	3 062	3 075

Deferred income taxes	91	63

Total assets	88 360	88 702

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	748	1 273

Current portion of long-term debt	54	54

Accounts payable and accrued liabilities	5 043	5 588

Current portion of provisions	766	781

Income taxes payable	316	224

Liabilities associated with assets held for sale (notes 14 and 15)	—	197

Total current liabilities	6 927	8 117

Long-term debt	15 991	16 103

Other long-term liabilities	1 887	2 067

Provisions (note 13)	6 774	6 542

Deferred income taxes	11 265	11 243

Equity	45 516	44 630

Total liabilities and equity	88 360	88 702

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 FIRST QUARTER 41

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2017	2016

Operating Activities

Net earnings	1 352	257

Adjustments for:

Depreciation, depletion, amortization and impairment	1 422	1 472

Deferred income taxes	(12)	(65)

Accretion	61	64

Unrealized foreign exchange gain on U.S. dollar denominated debt	(109)	(921)

Change in fair value of financial instruments and trading inventory	10	139

Gain on disposal of assets (notes 14 and 15)	(420)	(1)

Share-based compensation	(250)	(163)

Exploration	41	—

Settlement of decommissioning and restoration liabilities	(120)	(122)

Other	49	22

Increase in non-cash working capital	(396)	(634)

Cash flow provided by operating activities	1 628	48

Investing Activities

Capital and exploration expenditures	(1 380)	(1 556)

Cash acquired from Canadian Oil Sands Limited (note 4)	—	109

Proceeds from disposal of assets	1 396	159

Other investments	—	(2)

Increase in non-cash working capital	(61)	(126)

Cash flow used in investing activities	(45)	(1 416)

Financing Activities

Net change in short-term debt	(511)	964

Net change in long-term debt	(14)	36

Issuance of common shares under share option plans	44	7

Dividends paid on common shares	(534)	(453)

Cash flow (used in) provided by financing activities	(1 015)	554

Increase (decrease) in Cash and Cash Equivalents	568	(814)

Effect of foreign exchange on cash and cash equivalents	(7)	(101)

Cash and cash equivalents at beginning of period	3 016	4 049

Cash and Cash Equivalents at End of Period	3 577	3 134

Supplementary Cash Flow Information

Interest paid	115	86

Income taxes paid	121	131

See accompanying notes to the interim consolidated financial statements.
42 SUNCOR ENERGY INC. 2017 FIRST QUARTER

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings	—	—	—	11	246	257	—

Foreign currency translation adjustment	—	—	(262)	—	—	(262)	—

Total comprehensive (loss) income	—	—	(262)	11	246	(5)	—

Issued under share option plans	12	(1)	—	—	—	11	305

Issued for the acquisition of Canadian Oil Sands Ltd. (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Ltd. (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	17	—	—	—	17	—

Dividends paid on common shares	—	—	—	—	(453)	(453)	—

At March 31, 2016	23 930	649	1 003	—	17 353	42 935	1 582 011

At December 31, 2016	26 942	588	1 007	—	16 093	44 630	1 667 914

Net earnings	—	—	—	—	1 352	1 352	—

Foreign currency translation adjustment	—	—	(28)	—	—	(28)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $11	—	—	—	—	29	29	—

Total comprehensive (loss) income	—	—	(28)	—	1 381	1 353	—

Issued under share option plans	55	(8)	—	—	—	47	1 301

Share-based compensation	—	20	—	—	—	20	—

Dividends paid on common shares	—	—	—	—	(534)	(534)	—

At March 31, 2017	26 997	600	979	—	16 940	45 516	1 669 215

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 FIRST QUARTER 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at April 26, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2016.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2016.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

44 SUNCOR ENERGY INC. 2017 FIRST QUARTER

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	2 422	1 585	920	531	4 647	3 579	13	(3)	8 002	5 692

Intersegment revenues	868	454	—	—	6	12	(874)	(466)	—	—

Less: Royalties	(61)	(19)	(123)	(29)	—	—	—	—	(184)	(48)

Operating revenues, net of royalties	3 229	2 020	797	502	4 653	3 591	(861)	(469)	7 818	5 644

Other income (loss)	14	33	(33)	2	19	11	25	(113)	25	(67)

	3 243	2 053	764	504	4 672	3 602	(836)	(582)	7 843	5 577

Expenses

Purchases of crude oil and products	116	140	—	—	3 252	2 456	(890)	(527)	2 478	2 069

Operating, selling and general	1 553	1 435	101	145	517	542	135	227	2 306	2 349

Transportation	189	184	23	23	87	92	(13)	(10)	286	289

Depreciation, depletion, amortization and impairment	941	917	284	356	160	170	37	29	1 422	1 472

Exploration	2	30	50	11	—	—	—	—	52	41

Gain on disposal of assets	(1)	(1)	—	—	(450)	—	(97)	—	(548)	(1)

Financing expenses (income)	33	55	17	15	9	11	(23)	(799)	36	(718)

	2 833	2 760	475	550	3 575	3 271	(851)	(1 080)	6 032	5 501

Earnings (loss) before Income Taxes	410	(707)	289	(46)	1 097	331	15	498	1 811	76

Income Taxes

Current	99	(147)	176	61	277	99	(81)	(129)	471	(116)

Deferred	9	(36)	(59)	(73)	(9)	(9)	47	53	(12)	(65)

	108	(183)	117	(12)	268	90	(34)	(76)	459	(181)

Net Earnings (Loss)	302	(524)	172	(34)	829	241	49	574	1 352	257

Capital and Exploration Expenditures	1 059	1 107	227	271	92	172	2	6	1 380	1 556

SUNCOR ENERGY INC. 2017 FIRST QUARTER 45

4. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange (TSX) on the acquisition date.

COS owned a 36.74% interest in the Syncrude joint arrangement. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition resulting in the issuance of an additional 36.7 million Suncor common shares, which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

46 SUNCOR ENERGY INC. 2017 FIRST QUARTER

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

During the second quarter of 2016, the company purchased US$688 million of subsidiary debt acquired through the acquisition of COS. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive income (loss) for the twelve-month period ended December 31, 2016.

The acquisition of COS contributed $1.9 billion to gross revenues and a loss of $69 million to consolidated net income from the acquisition date to December 31, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $2.1 billion to gross revenues and a loss of $105 million to consolidated net income, which would have resulted in gross revenues of $27 billion and a consolidated net income of $408 million for the twelve-month period ended December 31, 2016.

SUNCOR ENERGY INC. 2017 FIRST QUARTER 47

5. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. The purchase increased Suncor's share in the Syncrude project to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 4).

The additional interest in Syncrude contributed $191 million to gross revenues and $7 million to consolidated net income from the acquisition date to December 31, 2016.

Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $275 million to gross revenues and a loss of $26 million to consolidated net income, which would have resulted in gross revenues of $27 billion and consolidated net income of $412 million for the twelve months ended December 31, 2016.

48 SUNCOR ENERGY INC. 2017 FIRST QUARTER

6. OTHER INCOME (LOSS)

Other income consists of the following:

	Three months ended March 31
($ millions)	2017	2016

Energy trading activities

Gains (losses) recognized in earnings during the period	19	(24)

(Losses) gains on inventory valuation	(37)	30

Risk management activities(1)	56	(99)

Investment and interest income	21	18

Change in value of pipeline commitments and other	(34)	8

	25	(67)

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2017	2016

Equity-settled plans	24	17

Cash-settled plans	74	115

	98	132

8. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2017	2016

Interest on debt	252	254

Capitalized interest	(174)	(141)

Interest expense	78	113

Interest on pension and other post-retirement benefits	15	12

Accretion	61	64

Foreign exchange gain on U.S. dollar denominated debt	(109)	(921)

Foreign exchange and other	(9)	14

	36	(718)

9. INCOME TAXES

In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

SUNCOR ENERGY INC. 2017 FIRST QUARTER 49

10. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2017	2016

Net earnings	1 352	257

Dilutive impact of accounting for awards as equity-settled(1)	(4)	—

Net earnings – diluted	1 348	257

Net earnings attributable to common shareholders	1 352	246

Dilutive impact of accounting for awards as equity-settled(1)	(4)	—

Net earnings – diluted attributable to common shareholders	1 348	246

(millions of common shares)

Weighted average number of common shares	1 669	1 516

Dilutive securities:

Effect of share options	4	1

Weighted average number of diluted common shares	1 673	1 517

(dollars per common share)

Basic and diluted earnings per share	0.81	0.17

Basic and diluted earnings per share attributable to common shareholders	0.81	0.16

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three months ended March 31, 2017.

11. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

12. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at March 31, 2017.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

Cash Settlements – (received) paid during the period	(9)	(39)	(48)

Gains recognized in earnings during the period (note 6)	19	56	75

Fair value outstanding at March 31, 2017	(26)	(1)	(27)

50 SUNCOR ENERGY INC. 2017 FIRST QUARTER

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2017.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	23	64	—	87

Accounts payable	(44)	(70)	—	(114)

	(21)	(6)	—	(27)

During the first quarter of 2017, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at March 31, 2017, the company had $966 million in outstanding forward swaps. During the first quarter of 2017, swaps with a notional value of $955 million were settled resulting in a realized gain of $35 million. An increase in interest rates of 0.04% during the quarter resulted in an increase in value of $8 million associated with the remaining swaps.

The company also uses foreign exchange forwards to mitigate its exposure to the effect of future foreign exchange movements on future debt issuances or settlements. As at March 31, 2017, the company had $400 million in outstanding foreign exchange forwards.

Non-Derivative Financial Instruments

At March 31, 2017, the carrying value of fixed-term debt accounted for under amortized cost was $15.0 billion (December 31, 2016 – $15.1 billion) and the fair value was $17.3 billion (December 31, 2016 – $17.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

13. PROVISIONS

A decrease in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2016 – 3.90%) resulted in an increase in the decommissioning and restoration provision of $250 million for the three months ended March 31, 2017.

14. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

15. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

16. SUBSEQUENT EVENTS

Subsequent to March 31, 2017, the TSX accepted a notice filed by Suncor of its intention to commence a new Normal Course Issuer Bid to purchase and cancel up to $2 billion of the company's shares beginning on May 2, 2017 and ending on May 1, 2018 through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms.

Subsequent to March 31, 2017, the company also repaid the US$1.25 billion 6.10% notes originally scheduled to mature June 1, 2018.

SUNCOR ENERGY INC. 2017 FIRST QUARTER 51

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EXHIBIT 99.3